SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of May 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: |_|    No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: |_|    No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes: |_|    No: |X|


       Enclosures:
       1. A notification dated 6 May 2005 advising of the appointment of Alan Ferguson as Group Finance Director of The BOC Group in September 2005 and a director of The BOC Group plc with effect from 30 September 2005.

       2. A notification dated 6 May 2005, advising that The BOC Group plc will be announcing its Half Year results on 12 May 2005.
       3. A notification dated 13 May 2005, to advise that a copy of The BOC Group plc's Interim Report 2005 was available at the UKLA Document Viewing Facility.
       4. A notification dated 13 May 2005, advising that Mr G N Dawson, a director of the Company, has purchased 771 Ordinary shares of 25p each in the Company and that Mr A R J Bonfield, Ms A C Quinn and Mr M Miau, each a director of the Company, have each purchased 597 Ordinary shares of 25p each in the Company.
       5. A notification dated 23 May 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 6,973 Ordinary shares in the Company in which the directors have a technical interest.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 MAY 2005
                  AT 07.03 HRS UNDER REF: PRNUK-0605050702-D2A2



               The BOC Group appoints a new Group finance director


The BOC Group plc is pleased to announce that Alan Ferguson is appointed a director with effect from 30 September 2005. He will join the company as Group finance director during September 2005.

Mr Ferguson, aged 47, is currently group finance director at Inchcape plc, joining them in 1983 having qualified as a chartered accountant with KPMG.

Rob Margetts, chairman of The BOC Group, said: "We are very pleased that Alan Ferguson will be joining the board of BOC. He has extensive financial experience combined with wide commercial knowledge, notably in markets of importance to us in Asia and the south Pacific."

Alan Ferguson said: "I am delighted to be joining BOC and look forward to continuing the profitable development of the Group".

--------------- -----------------------------------------------------------
Contact:        Christopher Marsay, Director - Investor Relations
--------------- -----------------------------------------------------------
                Tel: 01276 477222 (International +44 1276 477222)
--------------- -----------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 6 MAY 2005
                  AT 11.19 HRS UNDER REF: PRNUK-0605051118-37F9




6 May 2005

The BOC Group plc

The BOC Group plc will be announcing its results for the half-year ended 31 March 2005 on Thursday 12 May 2005.


Contact:   Christopher Marsay, Director - Investor Relations
           The BOC Group, Windlesham, UK
           Telephone 01276 477222 (International +44 1276 477222)

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 13 MAY 2005
                  AT 14.05 HRS UNDER REF: PRNUK-1305051404-6D58


13 May 2005

THE BOC GROUP plc - INTERIM REPORT 2005

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which, is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

             THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
                       INFORMATION SERVICE ON 13 MAY 2005
                  AT 15:06 HRS UNDER REF: PRNUK-1305051504-1767

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------ --------------------------------------------- ------ --------------------------------------------
1.     Name of company                               2.     Name of director
------ --------------------------------------------- ------ --------------------------------------------
       THE BOC GROUP plc                                    GUY NEVILLE DAWSON
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
3.     Please state whether notification indicates   4.     Name of the registered holder(s) and, if
       that it is in respect of holding of the              more than one holder, the number of shares
       shareholder named in 2 above or in respect           held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ --------------------------------------------- ------ --------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN           GUY NEVILLE DAWSON
       2 ABOVE
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
5.     Please state whether notification             6.     Please state the nature of the
       relates to a person(s) connected                     transaction. For PEP transactions
       with the director named in 2 above                   please indicate whether
       and identify the connected person(s)                 general/single co PEP and if
                                                            discretionary/non discretionary
------ --------------------------------------------- ------ --------------------------------------------
       N/A                                                  PURCHASE
------ --------------------------------------------- ------ --------------------------------------------


------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
7.     Number of            8.     Percentage of     9.     Number of           10.    Percentage
       shares/amount               issued class             shares/amount              of issued
       of stock                                             of stock                   class
       acquired                                             disposed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       771                         LESS THAN 0.1%           N/A                        N/A
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
11.    Class of             12.    Price per         13.    Date of             14.    Date
       security                    share                    transaction                company
                                                                                       informed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------

------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       ORDINARY                    996p                     13 MAY 2005                13 MAY 2005
       25P
       SHARES
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------



------ --------------------------------------------- ------ --------------------------------------------
15.    Total holding following this                  16.    Total percentage holding of issued
       notification                                         class following this notification
------ --------------------------------------------- ------ --------------------------------------------
       1,663                                                LESS THAN 0.1%
------ --------------------------------------------- ------ --------------------------------------------



If a director has been granted options by the company please complete the following boxes.

------ --------------------------------------------- ------ --------------------------------------------
17.    Date of grant                                 18.    Period during which or date on
                                                            which options exercisable
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
19.    Total amount paid (if any) for grant          20.    Description of shares or debentures
       of the option                                        involved: class, number
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
21.    Exercise price (if fixed at time of           22.    Total number of shares or
       grant) or indication that price is to                debentures over which options held
       be fixed at time of exercise                         following this notification
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
23.    Any additional information                    24.    Name of contact and telephone
                                                            number for queries
------ --------------------------------------------- ------ --------------------------------------------
                                                            CAROL HUNT 01276 807759
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       CAROL HUNT, DEPUTY COMPANY SECRETARY
       Date of notification __13 MAY 2005______________

------ -------------------------------------------------------------------------------------------------

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------ --------------------------------------------- ------ --------------------------------------------
1.     Name of company                               2.     Name of director
------ --------------------------------------------- ------ --------------------------------------------
       THE BOC GROUP plc                                    ANDREW ROBERT JOHN BONFIELD
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
3.     Please state whether notification indicates   4.     Name of the registered holder(s) and, if
       that it is in respect of holding of the              more than one holder, the number of shares
       shareholder named in 2 above or in respect           held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ --------------------------------------------- ------ --------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN           ANDREW ROBERT JOHN BONFIELD
       2 ABOVE
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
5.     Please state whether notification             6.     Please state the nature of the
       relates to a person(s) connected                     transaction. For PEP transactions
       with the director named in 2 above                   please indicate whether
       and identify the connected person(s)                 general/single co PEP and if
                                                            discretionary/non discretionary
------ --------------------------------------------- ------ --------------------------------------------
       N/A                                                  PURCHASE
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
7.     Number of            8.     Percentage of     9.     Number of           10.    Percentage
       shares/amount               issued class             shares/amount              of issued
       of stock                                             of stock                   class
       acquired                                             disposed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       597                         LESS THAN 0.1%           N/A                        N/A
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
11.    Class of             12.    Price per         13.    Date of             14.    Date
       security                    share                    transaction                company
                                                                                       informed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       ORDINARY 25P                996p                     13 MAY 2005                13 MAY 2005
       25P
       SHARES
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------

------ --------------------------------------------- ------ --------------------------------------------
15.    Total holding following this                  16.    Total percentage holding of issued
       notification                                         class following this notification
------ --------------------------------------------- ------ --------------------------------------------
       1,772                                                LESS THAN 0.1%
------ --------------------------------------------- ------ --------------------------------------------



If a director has been granted options by the company please complete the following boxes.

------ --------------------------------------------- ------ --------------------------------------------
17.    Date of grant                                 18.    Period during which or date on
                                                            which options exercisable
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
19.    Total amount paid (if any) for grant          20.    Description of shares or debentures
       of the option                                        involved: class, number
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
21.    Exercise price (if fixed at time of           22.    Total number of shares or
       grant) or indication that price is to                debentures over which options held
       be fixed at time of exercise                         following this notification
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
23.    Any additional information                    24.    Name of contact and telephone
                                                            number for queries
------ --------------------------------------------- ------ --------------------------------------------
                                                            CAROL HUNT 01276 807759
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       CAROL HUNT, DEPUTY COMPANY SECRETARY
       Date of notification __13 MAY 2005______________

------ -------------------------------------------------------------------------------------------------

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

------ --------------------------------------------- ------ --------------------------------------------
1.     Name of company                               2.     Name of director
------ --------------------------------------------- ------ --------------------------------------------
       THE BOC GROUP plc                                    ANNE CECILLE QUINN
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
3.     Please state whether notification indicates   4.     Name of the registered holder(s) and, if
       that it is in respect of holding of the              more than one holder, the number of shares
       shareholder named in 2 above or in respect           held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ --------------------------------------------- ------ --------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN           ANNE CECILLE QUINN
       2 ABOVE
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
5.     Please state whether notification             6.     Please state the nature of the
       relates to a person(s) connected                     transaction. For PEP transactions
       with the director named in 2 above                   please indicate whether
       and identify the connected person(s)                 general/single co PEP and if
                                                            discretionary/non discretionary
------ --------------------------------------------- ------ --------------------------------------------
       N/A                                                  PURCHASE
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
7.     Number of            8.     Percentage of     9.     Number of           10.    Percentage
       shares/amount               issued class             shares/amount              of issued
       of stock                                             of stock                   class
       acquired                                             disposed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       597                         LESS THAN 0.1%           N/A                        N/A
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
11.    Class of             12.    Price per         13.    Date of             14.    Date
       security                    share                    transaction                company
                                                                                       informed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       ORDINARY                    996p                     13 MAY 2005                13 MAY 2005
       25P
       SHARES
--------- ------------------ ------ ----------------- ------ ------------------ ------ ------------------

------ --------------------------------------------- ------ --------------------------------------------
15.    Total holding following this                  16.    Total percentage holding of issued
       notification                                         class following this notification
------ --------------------------------------------- ------ --------------------------------------------
       1,376                                                LESS THAN 0.1%
------ --------------------------------------------- ------ --------------------------------------------



If a director has been granted options by the company please complete the following boxes.

------ --------------------------------------------- ------ --------------------------------------------
17.    Date of grant                                 18.    Period during which or date on
                                                            which options exercisable
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
19.    Total amount paid (if any) for grant          20.    Description of shares or debentures
       of the option                                        involved: class, number
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
21.    Exercise price (if fixed at time of           22.    Total number of shares or
       grant) or indication that price is to                debentures over which options held
       be fixed at time of exercise                         following this notification
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
23.    Any additional information                    24.    Name of contact and telephone
                                                            number for queries
------ --------------------------------------------- ------ --------------------------------------------
                                                            CAROL HUNT 01276 807759
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

       CAROL HUNT, DEPUTY COMPANY SECRETARY
       Date of notification __13 MAY 2005______________

------ -------------------------------------------------------------------------------------------------

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.

------ --------------------------------------------- ------ --------------------------------------------
1.     Name of company                               2.     Name of director
------ --------------------------------------------- ------ --------------------------------------------
       THE BOC GROUP plc                                    MATTHEW MIAU
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
3.     Please state whether notification indicates   4.     Name of the registered holder(s) and, if
       that it is in respect of holding of the              more than one holder, the number of shares
       shareholder named in 2 above or in respect           held by each of them (if notified)
       of a non-beneficial interest or in the case
       of an individual holder if it is a holding
       of that person's spouse or children under
       the age of 18 or in respect of a
       non-beneficial interest
------ --------------------------------------------- ------ --------------------------------------------
       IN RESPECT OF A HOLDING OF THE DIRECTOR IN           MATTHEW MIAU
       2 ABOVE
------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
5.     Please state whether notification             6.     Please state the nature of the
       relates to a person(s) connected                     transaction. For PEP transactions
       with the director named in 2 above                   please indicate whether
       and identify the connected person(s)                 general/single co PEP and if
                                                            discretionary/non discretionary
------ --------------------------------------------- ------ --------------------------------------------
       N/A                                                  PURCHASE
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
7.     Number of            8.     Percentage of     9.     Number of           10.    Percentage
       shares/amount               issued class             shares/amount              of issued
       of stock                                             of stock                   class
       acquired                                             disposed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       597                         LESS THAN 0.1%           N/A                        N/A
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------



------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
11.    Class of             12.    Price per         13.    Date of             14.    Date
       security                    share                    transaction                company
                                                                                       informed
------ -------------------- ------ ----------------- ------ ------------------- ------ -----------------
       ORDINARY 25P                996p                     13 MAY 2005                13 MAY 2005
       SHARES
--------- ------------------ ------ ----------------- ------ ------------------ ------ ------------------

------ --------------------------------------------- ------ --------------------------------------------
15.    Total holding following this                  16.    Total percentage holding of issued
       notification                                         class following this notification
------ --------------------------------------------- ------ --------------------------------------------
       4,044                                                LESS THAN 0.1%
--------- ------------------------------------------- ------ --------------------------------------------



If a director has been granted options by the company please complete the following boxes.

------ --------------------------------------------- ------ --------------------------------------------
17.    Date of grant                                 18.    Period during which or date on
                                                            which options exercisable
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
19.    Total amount paid (if any) for grant          20.    Description of shares or debentures
       of the option                                        involved: class, number
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
21.    Exercise price (if fixed at time of           22.    Total number of shares or
       grant) or indication that price is to                debentures over which options held
       be fixed at time of exercise                         following this notification
------ --------------------------------------------- ------ --------------------------------------------

------ --------------------------------------------- ------ --------------------------------------------



------ --------------------------------------------- ------ --------------------------------------------
23.    Any additional information                    24.    Name of contact and telephone
                                                            number for queries
------ --------------------------------------------- ------ --------------------------------------------
                                                            CAROL HUNT 01276 807759
------ --------------------------------------------- ------ --------------------------------------------



------ -------------------------------------------------------------------------------------------------
25.    Name and signature of authorised company official responsible for making this notification

       CAROL HUNT, DEPUTY COMPANY SECRETARY
       Date of notification __13 MAY 2005______________

------ -------------------------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 23 MAY 2005
                  AT 15.30 HRS UNDER REF: PRNUK-2305051529-6055

23 May 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 20 May 2005 of 6,973 Ordinary shares of 25p each in the Company at an exercise price of 882.5p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.


Following this disposal of 6,973 Ordinary shares, the Trustee now holds 5,313,636 Ordinary shares.


Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,313,636 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  June 1, 2005



                                        By:    /s/       Sarah Larkins
                                              ----------------------------------
                                              Name:  Sarah Larkins
                                              Title: Assistant Company Secretary